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                           March 20, 2023

       Jeffrey Mathiesen
       Chief Financial Officer
       HELIUS MEDICAL TECHNOLOGIES, INC.
       642 Newton Yardley Road, Suite 100
       Newton, Pennsylvania 18940

                                                        Re: HELIUS MEDICAL
TECHNOLOGIES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed March 10,
2023
                                                            File No. 333-270433

       Dear Jeffrey Mathiesen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Emily J. Johns